ROPES & GRAY LLP PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

December 2, 2020

Robert M. Schmidt

VIA EDGART +1 617 951 7831

Division of Investment Management

robert.schmidt@ropesgray.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Corporate & Income Strategy Fund
File Nos. 333-217472 and 811-10555

Dear Ms. Dubey:

This letter is in response to a comment from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") received from you via telephone on December 2, 2020 regarding Pre- Effective Amendment No. 2 to the Registration Statement on Form N-2 (the "Registration Statement") relating to the common shares of beneficial interest of PIMCO Corporate & Income Strategy Fund (the "Fund"), which was filed with the SEC on December 1, 2020 ("Pre-Effective Amendment No. 3"). The below response will be reflected in the Fund's definitive prospectus and Statement of Additional Information (the "SAI"), which are expected to be filed pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended on or after the date hereof.

The following sets forth the Staff's comment and the Fund's response thereto.

1.Comment: The Staff notes that the Fund added a paragraph of disclosure related to "Alt Lending ABS" under the heading "Liquidity Risk" on pages 10 and 64 of the prospectus.

Please either delete this disclosure from the prospectus, or delete the disclosure from the prospectus and move it to an appropriate place in the SAI.

Response: In response to the Staff's comment, the Fund will delete the referenced disclosure from the prospectus:

The Alt Lending ABS in which the Fund invests are typically not listed on any securities exchange and not registered under the Securities Act. In addition, the Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or nonexistent secondary market. Accordingly, the Fund currently expects that certain of its investments in Alt Lending ABS will face heightened levels of liquidity risk. Although currently, there is generally no active reliable, secondary market for certain Alt Lending ABS, a secondary market for these alternative lending-related instruments may develop.

The Fund will revise the referenced disclosure as shown below and will add it as the final sub-section under "Investment Objectives and Policies—Mortgage-Related and Other Asset- Backed Securities" in the SAI:

Alt Lending ABS. The "Alt Lending" ABS in which the Fund ~~invests~~ may invest are typically not listed on any securities exchange and not registered under the Securities Act. In addition, the Fund anticipates that these instruments may only be sold to a limited number of investors and may have a limited or nonexistent secondary market. Accordingly, the Fund currently expects that certain ~~of its~~ investments in Alt Lending ABS will face heightened levels of liquidity risk. Although currently there is generally no active reliable, secondary market for certain Alt Lending ABS, a secondary market for these alternative lending-related instruments may develop.

* * * * *

We believe that this submission fully responds to your comment. Please feel free to call me at (617) 951-7831 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Robert M. Schmidt

Robert M. Schmidt

cc:Ryan Leshaw, Esq. Timothy Bekkers, Esq. Nathan Briggs, Esq. Wu-Kwan Kit, Esq. David C.Sullivan, Esq.